Exhibit 99.1

Vermilion Energy Inc. Announces Senior Management Appointments

CALGARY, May 17, 2012 /CNW/ - Vermilion Energy Inc. ("Vermilion" or the "Company") (TSX - VET) is pleased to announce the following management appointments to its senior executive team.  These appointments further solidify Vermilion's executive team and position it for continued sustainable growth through the development of resource plays and strategic value-added acquisitions, together with a stable and growing dividend.

Vermilion is pleased to announce the appointment of Anthony Marino as Executive Vice President & Chief Operating Officer, Gerard Schut as Vice-President of European Operations and Terry Hergott as Vice-President of Marketing.

Mr. Marino is an accomplished senior executive with a proven track record of high performance during his 30-year career in the energy industry.  Mr. Marino most recently held the position of President and Chief Executive Officer of Baytex Energy Corporation, after initially serving as Baytex's Chief Operating Officer.  Prior to joining Baytex, he had been President and Chief Executive Officer of Dominion Exploration Canada Ltd.  Earlier in his career, he held a variety of technical and management positions with AEC Oil and Gas (USA) Inc., Santa Fe Snyder Corp. and Atlantic Richfield Company. Mr. Marino brings strong experience in production operations and the development of oil and gas resource plays to Vermilion.  In addition to his operating experience in North America, he also has an extensive background in international property evaluation.

Mr. Marino has a Bachelor of Science degree with Highest Distinction in Petroleum Engineering from the University of Kansas and a Master of Business Administration degree from California State University at Bakersfield.  He is a registered professional engineer and a Chartered Financial Analyst.

Mr. Schut has over 25 years of international oil and gas experience, with a record of success in Health, Safety and Environment, international production operations, and acquisitions and divestitures.  In his most recent position as General Manager of Chevron's E&P Netherlands business unit, he led a team of over 200 staff responsible for both onshore and offshore production operations and business development.  Prior to this role in the Netherlands, Mr. Schut held a variety of international technical and management positions at Unocal, which was purchased by Chevron in 2005.  He was highly successful at both Chevron and Unocal in realizing significant production gains through innovative technical development plans.  These skills will be valuable to Vermilion as we develop our extensive portfolio of operated producing assets in Europe and approach first production at our Corrib field joint venture.

Mr. Schut has a Master of Science degree in Petroleum Engineering from Delft University of Technology.  He also holds a Master of Business Administration degree from Henley, The Management College, and Brunel University.  He will be based out of Vermilion's European office located in France.

Mr. Hergott brings over 25 years of crude oil pricing, scheduling, marketing and trading experience. In his most recent position he was responsible for Marathon Canada's petroleum trading practice. During his tenure with Marathon, Mr. Hergott led a team of traders and schedulers responsible for the supply, logistics and marketing of 250,000 BPD of crude. Prior to Marathon, he held a variety of scheduling, pricing, trading, purchasing and marketing positions at Imperial Oil, Mobil Oil, Devon Canada and Ashland Scurlock Permian Canada.  Mr. Hergott also brings to Vermilion a strong network of relationships with producers, pipeline operators, downstream refiners and trading companies.

Mr. Hergott has a Bachelor of Commerce degree from the University of Saskatchewan.

"We have always viewed our people as the most important determinant of our long-term success," said President and Chief Executive Officer Lorenzo Donadeo. "With these appointments, we add three seasoned professionals in the critical elements of operations and marketing to an already-strong management team. I am looking forward to leading Vermilion's management team as we seek to further extend our record of long-term market out-performance."

About Vermilion

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Vermilion is targeting annual growth in production through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.

Vermilion currently pays a monthly dividend of C$0.19 per month per share. Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion trades on the Toronto Stock Exchange under the symbol VET and over-the-counter in the United States under the symbol VEMTF.

%CIK: 0001293135

For further information:

Lorenzo Donadeo
President and Chief Executive Officer
Suite 3500, 520 - 3rd  Avenue S.W.
Calgary, Alberta T2P 0R3
Phone:  (403) 698-8829
Fax: (403) 269-4880

investor_relations@vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 07:00e 17-MAY-12